SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 33.700.394/0001 -40

NIRE 35300102771

PUBLICLY-HELD CORPORATION

SUMMARY MINUTES OF BOARD OF DIRECTORS MEETING OF UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. HELD ON JUNE 29TH, 2006.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo, at 9.30 am.

CHAIRMAN:	Pedro Sampaio Malan

QUORUM:	Members of the Board of Directors representing more than half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

Transferred to the positions of Vice President Officers, the following members of the Board of Officers, that currently hold the positions of Executive Vice President Officers: 1. MÁRCIO DE ANDRADE SCHETTINI, Brazilian citizen, married, engineer, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4º floor, bearer of the Identity Card N. 88-1-03244-2-CREA-RJ, and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 662.031.207 -15; and 2. DEMOSTHENES MADUREIRA DE PINHO NETO, Brazilian citizen, married, economist, domiciled in the city of São Paulo, State of São Paulo, at Avenida Eusébio Matoso, No. 891, 4º floor, bearer of the Identity Card RG N. 04.389.036 -7-IFP-RJ, and enrolled with the Individuals Taxpayers Enrollment (“CPF”) under N. 847.078.877 -91.

São Paulo, June 29th, 2006. Pedro Sampaio Malan, Pedro Moreira Salles, Gabriel Jorge Ferreira, João Dionísio Filgueira Barreto Amoedo, Joaquim Francisco de Castro Neto, Israel Vainboim and Pedro Luiz Bodin de Moraes. This is a revised copy of the original minute registered in the book

São Paulo, June 29th, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2006

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Osias Santana de Brito
Osias Santana de Brito
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.